Exhibit 99.1

GFL Environmental Inc. Successfully Reprices and Extends its Senior Secured Term Loan

VAUGHAN, ON, July 3, 2024 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today announced that it has amended its US$725.0 million senior secured term loan to reduce its borrowing rate to SOFR +200 basis points from the previous SOFR +250 basis points, in a transaction that was significantly oversubscribed. The Company also extended the maturity of the senior secured term loan from 2027 to 2031.

“On the back of our recent credit rating upgrade, we opportunistically pursued the repricing of our senior secured term loan with a view to further increasing our free cash flow, extending our debt maturities and preserving balance sheet flexibility”, said Patrick Dovigi, Founder and Chief Executive Officer of GFL.  “Our ability to reprice our senior secured term loan on one of the tightest pricing terms since 2008 for a company with our credit quality is a continued testament to our high-quality, long-standing debt investors, many of whom have been with us for over a decade.” Mr. Dovigi concluded, “Over the course of the last 12 months, we have been able to reduce our senior secured term loan spread by 110 basis points given our focus on delevering. We remain committed to achieving our net leverage target of between 3.65x and 3.85x by the end of the year and we believe this transaction will move us closer to our broader goal of achieving an investment grade credit rating in the medium term.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of applicable securities laws, including statements relating to achieving an investment grade credit rating and our expected net leverage target for the end of 2024. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2023 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com